CITI TRENDS, INC.

104 Coleman Boulevard

Savannah, GA  31408

(912) 236-1561

April 15, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

RE:                        Request to Withdraw Registration Statement

Form S-3 (No. 333-146150)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Citi Trends, Inc. (the “Company”) hereby requests the withdrawal of its registration statement on Form S-3 (No. 333-146150) (the “Registration Statement”).  The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2007, and was amended by Amendment No. 1 on October 9, 2007.  The Commission declared the Registration Statement effective on October 9, 2007.

The Company confirms that no securities have been or will be distributed or sold pursuant to the Registration Statement or the prospectus contained therein.

Pursuant to an obligation under a Registration Rights Agreement between the Company and Hampshire Equity Partners II, L.P. (“Hampshire”), dated May 23, 2005, the Company was obligated to use its reasonable best efforts to cause the Registration Statement to become effective and to remain continuously effective for a period that terminated up on the earlier of (x) the date when all Registrable Securities (as defined in the Registration Rights Agreement) covered by the Registration Statement have been sold, or (y) with respect to Hampshire, such time as all Registrable Securities held by Hampshire may be sold without any restriction pursuant to Rule 144(k).  Hampshire currently does not hold any Registrable Securities.  Therefore, the Company’s obligation to maintain the effectiveness of the Registration Statement has terminated.

Respectfully submitted,

CITI TRENDS, INC.

By:	/s/ R. Edward Anderson
R. Edward Anderson
Chief Executive Officer